UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Calumet Specialty Products Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

131476103

(CUSIP Number)

The Heritage Group

Attention: John P. Vercruysse, Executive Vice President

5400 W. 86th Street

Indianapolis, Indiana 46268-0123

(317) 228-8314

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131476103

1	Names of Reporting Persons The Heritage Group

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,982,209 (1)

	8	Shared Voting Power 886,066 (2)

	9	Sole Dispositive Power 10,982,209 (1)

	10	Shared Dispositive Power 886,066 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,868,275 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.40%

14	Type of Reporting Person (See Instructions) HC, PN

(1)                                 Of these Common Units, 1,200,000 are owned by The Heritage Group Investment Company, LLC (“Investment LLC”). Investment LLC is under common ownership with the Reporting Person. The Reporting Person, although not the owner of the Common Units, serves as the Manager of Investment LLC, and in that capacity has sole voting and dispositive power over the Common Units. The Reporting Person disclaims beneficial ownership of the units of the Issuer owned by Investment LLC except to the extent of the Reporting Person’s pecuniary interest therein.

(2)                                 These units are owned by Calumet, Incorporated (“Calumet Inc.”). The Reporting Person is an indirect shareholder of Calumet Inc., and these units represent the Reporting Person’s proportionate interest in Calumet Inc.’s units. The Reporting Person disclaims beneficial ownership of the units of the Issuer owned by Calumet Inc. except to the extent of the Reporting Person’s pecuniary interest therein.

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D that was filed with the Securities and Exchange Commission on May 9, 2008 and amended on May 20, 2008, May 23, 2008, March 3, 2009 and February 22, 2011 (File No. 005-81723; Accession No: 0000908834-09-000094) (as amended thereby, the “Schedule 13D”) by The Heritage Group, a general partnership formed under the laws of the State of Indiana, with respect to the Common Units representing limited partner interests of Calumet Specialty Products Partners, L.P., a Delaware limited partnership. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the class of Common Units representing limited partner interests (the “Common Units”), of Calumet Specialty Products Partners, L.P. (the “Issuer”), a Delaware limited partnership having its principal office at 2780 Waterfront Parkway E. Drive, Suite 200, Indianapolis, Indiana 46214.

Item 2. Identity and Background.

Reporting Person

The Reporting Person filing this statement is The Heritage Group, a general partnership formed under the laws of the State of Indiana. The Heritage Group is engaged in the business of managing a diverse set of companies involved in the highway construction, environmental services and oil refining and marketing industries. The principal business address and principal office address of The Heritage Group is 5400 W. 86th Street, Indianapolis, Indiana 46268-0123.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

General Partners

Twenty-nine grantor trusts directly own all of the outstanding general partner interests in the Reporting Person. Certain information regarding these grantor trusts is provided in Exhibit A filed with this Schedule 13D and incorporated herein by this reference. The direct or indirect beneficiaries of the grantor trusts are members of the Fehsenfeld family. Each of the grantor trusts has nine trustees, Fred M. Fehsenfeld, Jr. (the “Partnership Manager”), James C. Fehsenfeld, Nicholas J. Rutigliano, William S. Fehsenfeld, Amy M. Schumacher, Jeff Laborsky, Geoff Dillon, Clare Stoner Fehsenfeld and Megan Arlinghaus (the “General Partner Trustees”), each of whom exercises equivalent voting rights with respect to each such trust. Each of Fred M. Fehsenfeld, Jr. and Amy M. Schumacher, who are directors of Calumet GP, LLC, the general partner of the Issuer, disclaims beneficial ownership of all of the common units owned by The Heritage Group.

Fred M. Fehsenfeld, Jr. serves as the Chairman of the Board of Directors of Calumet GP, LLC, the general partner of the Issuer, in addition to serving as the Partnership Manager for the Reporting Person. His business address is 5400 W. 86th Street, Indianapolis, Indiana 46268-0123.

James C. Fehsenfeld serves as President of U.S. Aggregates, Inc. located at 5400 W. 86th Street, Indianapolis, Indiana 46268-0123, which is Mr. Fehsenfeld’s principal business address.

Nicholas J. Rutigliano serves as the President of Tobias Insurance Group located at 9247 N. Meridian, Suite 3, Indianapolis, Indiana 46260, which is Mr. Rutigliano’s principal business address.

William S. Fehsenfeld serves as the Vice President and Secretary of Schuler Books and Music, Inc., an independent bookstore company located at 2660 28th Street SE, Grand Rapids, Michigan 49512, which is Mr. Fehsenfeld’s principal business address.

Amy M. Schumacher serves as the President of the Reporting Person located at 5400 W. 86th Street, Indianapolis, Indiana 46268-0123, which is Ms. Schumacher’s principal business address.

Jeff Laborsky serves as Chief Executive Officer of Heritage Environmental Services located at 6510 Telecom Drive, Suite 400, Indianapolis, Indiana 46278, which is Mr. Laborsky’s principal business address.

Geoff Dillon serves as Vice President of Business Development of Asphalt Materials, Inc. located at 5400 W. 86th Street, Indianapolis, Indiana 46268-0123, which is Mr. Dillon’s principal business address.

Clare Stoner Fehsenfeld is the co-owner of Quince & Apple located at 931 E. Main Street #24, Madison, Wisconsin 53703, which is Ms. Fehsenfeld’s principal business address.

Megan Arlinghaus advises Heritage Construction & Materials located at 5400 W. 86th Street, Indianapolis, Indiana 46268-0123, which is Ms. Arlinghaus’s principal business address.

During the last five years, neither a General Partner Trustee nor any of the grantor trusts have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither a General Partner Trustee nor any of the grantor trusts have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All General Partner Trustees are citizens of the United States. All grantor trusts were formed under the laws of the State of Indiana.

Item 3. Source and Amount of Funds or Other Consideration

The Common Units and subordinated units representing limited partner interests (the “Subordinated Units”) of the Issuer originally acquired by the Reporting Person were obtained from the Issuer as consideration for the assets and liabilities that the Reporting Person contributed to the capital of the Issuer in connection with the Issuer’s initial public offering of Common Units (the “Offering”), as registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. Subsequently, the Reporting Person has used its working capital to acquire Common Units in the open market. In addition, after the satisfaction of certain conditions, the Subordinated Units acquired by the Reporting Person in connection with the Offering were converted into Common Units on a one-for-one basis pursuant to the terms of the Partnership Agreement, which is incorporated herein by reference. On February 16, 2011, all of the 6,581,373 Subordinated Units, 832,803 Subordinated Units and 1,342,401 Subordinated Units (614,417 Subordinated Units of which are beneficially owned by the Reporting Person) held by the Reporting Person, the Heritage Group Investment Company, LLC and Calumet, Incorporated, respectively, converted into Common Units on a one-for-one basis. For more information on the Subordinated Units, see the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P., as amended, which is attached as Exhibits B, C, D and E to this Schedule 13D.

The Common Units owned directly by any of the grantor trusts were acquired by the grantor trusts with available cash of that particular trust and by conversion, on February 16, 2011, of all of the outstanding Subordinated Units of the Issuer then held by such grantor trusts into Common Units on a one-for-one basis.

Item 4. Purpose of Transaction.

The Reporting Person holds Common Units of the Issuer for the purpose of investment. The Reporting Person intends to review its investment in the Issuer on a continuing basis.

The Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional Common Units in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such Common Units now owned or hereafter acquired.

As part of the Reporting Person’s ongoing evaluation of its investment in the Issuer, the Reporting Person is considering, and may, from time to time, formulate plans or proposals for, various alternatives with respect to such investment, including, without limitation, potential consolidation, acquisitions or sales of assets or Common Units or changes to the Issuer’s capital structure, and hold discussions with or make formal proposals to the Issuer, other holders of Common Units or other third parties regarding such matters.

The Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

Item 5. Interest in Securities of the Issuer

According to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2018, there were 77,081,069 Common Units outstanding at May 15, 2018. The percentages herein were derived from this amount.

(a) and (b) The Heritage Group beneficially owns 9,782,209 Common Units directly and with sole voting and dispositive power, representing 12.69% of all Common Units outstanding at May 15, 2018. The Heritage Group also may be deemed to beneficially own 1,200,000 Common Units indirectly, by virtue of having sole voting and dispositive power over these Common Units as the Manager of the manager-managed limited liability company that owns the Common Units, The Heritage Group Investment Company, LLC. These Common Units represent 1.56% of all Common Units outstanding at May 15, 2018. The Heritage Group also may be deemed to beneficially own 886,066 Common Units owned by Calumet, Incorporated, a corporation in which the Reporting Person has an indirect interest, and over which units The Heritage Group could be deemed to have shared voting and dispositive power. These Common Units represent 1.15% of all Common Units outstanding at May 15, 2018. Together, these interests represent 15.4% of all Common Units outstanding at May 15, 2018.

(c)           Neither the Reporting Person nor any other person named in Item 2 above has effected any transactions in the Common Units during the past 60 days.

(d)           The beneficiaries of the grantor trusts described in Item 2, for whose benefit the General Partner Trustees manage the Reporting Person, are entitled to receive any dividends or proceeds from the securities.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 2, Fred M. Fehsenfeld, Jr. serves as Chairman of the Board of Directors of Calumet GP, LLC, the general partner of the Issuer. He also serves on the Compensation Committee and the Strategy and Growth Committee of the Issuer. He is related to all the other Trustees who manage the Reporting Person in the manner described below.

William S. Fehsenfeld is the first cousin of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.

Nicholas J. Rutigliano is the brother-in-law of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.

James C. Fehsenfeld and Fred M. Fehsenfeld, Jr. are brothers.

Amy M. Schumacher is a Director of the Issuer and serves on the Compensation Committee of the Issuer. She is the daughter of Fred M. Fehsenfeld, Jr. and the niece of James C. Fehsenfeld and Nicholas J. Rutigliano.

Jeff Laborsky is the Chief Executive Officer of Heritage Environmental Services, a subsidiary of the Reporting Person, and he is the son-in-law of Nicholas J. Rutigliano.

Geoff Dillon is Vice President of Business Development of Asphalt Materials, Inc., a subsidiary of the Reporting Person, and he is the son-in-law of Fred M. Fehsenfeld, Jr.

Clare Stoner Fehsenfeld advises Heritage Environmental Services, a subsidiary of the Reporting Person, and is the daughter of William S. Fehsenfeld.

Megan Arlinghaus advises Heritage Construction & Materials, a subsidiary of the Reporting Person.

The Reporting Person and certain of the Trustees who manage the Reporting Person engage in various business relationships with the Issuer, as described more fully in Item 13 of the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 2, 2018, but they do not have any other contracts, arrangements, understandings or relationships between themselves or with any other person with respect to the Common Units.

Item 7. Material to be Filed as Exhibits

A.                                    The Heritage Group General Partner Trusts (filed herewith).

B.                                    First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

C.                                    Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

D.                                    Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

E.                                     Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on January 4, 2018 (File No. 000-51734)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2018

THE HERITAGE GROUP

By:	/s/ John P. Vercruysse
	Name:	John P. Vercruysse
	Title:	Executive Vice President

EXHIBIT INDEX

A.                                    The Heritage Group General Partner Trusts (filed herewith).

B.                                    First Amended and Restated Limited Partnership Agreement of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2006 (File No. 000-51734)).

C.                                    Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2006 (File No 000-51734)).

D.                                    Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2008 (File No 000-51734)).

E.                                     Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on January 4, 2018 (File No. 000-51734)).

EXHIBIT A

THE HERITAGE GROUP GENERAL PARTNER TRUSTS
Business Address: 5400 W. 86th Street, Indianapolis, Indiana 46268

Maggie Fehsenfeld Trust No. 100, dated December 30, 1974 (for the benefit of Debra Ann Baker and her issue)

Maggie Fehsenfeld Trust No. 101, dated December 30, 1974 (for the benefit of Trina Lee Fehsenfeld and her issue)

Maggie Fehsenfeld Trust No. 102, dated December 30, 1974 (for the benefit of Mark Edgar Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 103, dated December 30, 1974 (for the benefit of Frank Stockdale Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 104, dated December 30, 1974 (for the benefit of John Michael Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 105, dated December 30, 1974 (for the benefit of James Cornelius Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 106, dated December 30, 1974 (for the benefit of Fred Mehlert Fehsenfeld Jr. and his issue)

Maggie Fehsenfeld Trust No. 107, dated December 30, 1974 (for the benefit of Judith Louise Fehsenfeld and her issue)

Maggie Fehsenfeld Trust No. 108, dated December 30, 1974 (for the benefit of Jan Marie Dillow and her issue)

Maggie Fehsenfeld Trust No. 109, dated December 30, 1974 (for the benefit of Jo Anne Rutigliano and her issue)

Maggie Fehsenfeld Trust No. 110, dated December 30, 1974 (for the benefit of John Allen Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 111, dated December 30, 1974 (for the benefit of William S. Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 112, dated December 30, 1974 (for the benefit of Thomas V. Fehsenfeld and his issue)

Maggie Fehsenfeld Trust No. 113, dated December 30, 1974 (for the benefit of Nancy F. Smith and her issue)

Irrevocable Intervivos Trust for the Benefit of Debra Ann Baker and her issue, dated December 1973

Irrevocable Intervivos Trust for the Benefit of Trina Lee Fehsenfeld and her issue, dated December 26, 1973

Irrevocable Intervivos Trust for the Benefit of Mark Edgar Fehsenfeld and his issue, dated December 26, 1973

Irrevocable Intervivos Trust for the Benefit of Frank Stockdale Fehsenfeld and his issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of John Michael Fehsenfeld and his issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of James Cornelius Fehsenfeld and his issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of Judith Louise Fehsenfeld and her issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of Jan Marie Dillow and her issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of Jo Anne Rutigliano and her issue, dated December 27, 1973

Irrevocable Intervivos Trust for the Benefit of John Allen Fehsenfeld and his issue, dated December 24, 1973

Irrevocable Intervivos Trust for the Benefit of William S. Fehsenfeld and his issue, dated December 24, 1973

Irrevocable Intervivos Trust for the Benefit of Thomas V. Fehsenfeld and his issue, Dated December 24, 1973

Irrevocable Intervivos Trust for the Benefit of Nancy F. Smith and her issue, dated December 24, 1973

Irrevocable Intervivos Trust for the Benefit of Ruth Mary Fehsenfeld and her issue, dated December 24, 1973